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                             FORM AW

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

           REQUEST FOR WITHDRAWAL PURSUANT TO RULE 477
                 UNDER THE SECURITIES ACT OF 1933


              T. ROWE PRICE NEW AMERICA GROWTH FUND


                        WITHDRAWAL REQUEST

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it requests to withdraw Form 485BPOS for T. Rowe Price New America Growth Fund, CIK 0000773485, File
# 002-99122/811-4358, Accession Number 0000773485-97-000007, which was filed on
April 22, 1997. This Form was refiled with the corrected module name and accepted by the SEC on April 22, 1997, at 17:53, Accession Number 0000773485-97-000009.

                            SIGNATURE

     Pursuant to the requirements of Rule 477 under the Securities Act of 1933, the registrant has caused this request for withdrawal to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 14th day of May, 1997.


              T. ROWE PRICE NEW AMERICA GROWTH FUND


                By: /s/Henry H. Hopkins
                    ________________________________
                    Henry H. Hopkins, Vice President


                             May 14, 1997

Ruth Sanders, Esq.
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re: T. Rowe Price New America Growth Fund
    File Numbers 002-99122/811-4358

Dear Ms. Sanders:

    We are hereby filing a withdrawal request on Form AW with respect to the above-referenced Registrant.

     If you have any questions, please contact me at 410-345-6601.

                             Sincerely,

                             /s/Forrest R. Foss
                             ___________________
                             Forrest R. Foss